April 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Funds, Inc.

Post-Effective Amendment No. 144 to Registration Statement on Form N-1A

File Nos. 2-75503, 811-03364

Dear Ms. Dubey:

Filed herewith is post-effective amendment no. 144 (“Amendment No. 144”) to the above-referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).

Amendment No. 144 reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 143 (“Amendment No. 143”) to Great-West Funds’ registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on February 28, 2017. Amendment No. 143 was filed to (1) implement management fee breakpoints for certain Funds, (2) reduce management fees for certain Funds, and (3) implement a consistent non-unitary management fee for certain Funds.

I. RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 143, communicated by telephone on April 4, 2017 by you, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

Global comment, cover page of prospectuses. Consider moving the first paragraph of the disclosure elsewhere in the prospectuses pursuant to the instructions to Item 1(a) of Form N-1A, which provides that a fund may include additional information on the cover page, subject to general instruction c.3(b), and that since the information is contained elsewhere in the prospectuses, it is not needed on the cover page.

Response

Registrant believes the disclosure is consistent with the instructions to Item 1(a) of Form N-1A, which provides that a fund may include on the front cover page…a brief (e.g. one sentence) description of its operations, or any additional information, subject to the requirements set forth in General Instruction c.3(b). General Instruction c.3(b) provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not obscure or impede understanding of the information required to be disclosed.

Registrant believes the disclosure that the Fund is one of 64 funds of Great-West Funds yet operates as a separate mutual fund, and that the investment adviser is a wholly-owned subsidiary of GWL&A is helpful disclosure to shareholders that is not otherwise disclosed in Items 2 through 8. However, Registrant has revised the disclosure to remove the sentence regarding the share classes, which is disclosed elsewhere in the prospectus.

Comment No. 2

Global comment, Fees and Expenses of the Fund. Footnote 1 to the fee tables states that “Other expenses are based on estimated amounts.” Since the Funds are not new, explain in the response why the fees are estimated.

Response

One of the purposes of PEA 143 was to reflect changes in which expenses are paid by the Funds and which are paid by the adviser, GWCM. Currently, the majority of the Funds have a unitary management fee whereby the Funds pays a management fee to GWCM and GWCM pays all expenses associated with the Fund’s operations. As part of the changes reflected in PEA 143, the Funds will pay certain operating expenses going forward. Since the Funds did not pay their own operating expenses in 2016, the “Other Expenses” reflected in the fee tables are estimated amounts for 2017.

Comment No. 3

Global comment, Fees and Expenses of the Fund. Clarify in the last sentence of footnote 2 to the fee tables that the recoupment period is 3 years from the specific time the fees were waived or reimbursed.

Response

Comment complied with by revising the last sentence of footnote 2 to the fee tables as follows (emphasis added):

“Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the Expense Limit that was in place at the time of the waiver/reimbursement as well as the current Expense Limit.”

Comment No. 4

Great-West Ariel Mid Cap Value Fund, Principal Investment Strategies. The 80% policy includes securities in the medium/small and medium/large capitalization quintiles of the Russell 3000 Index. Explain why it is appropriate to include medium/small and medium/large companies in the 80% policy of a fund with “Mid Cap” in its name.

Explain in response whether the capitalization quintiles of the Russell 3000 Index are determined by Russell or the adviser.

Response

Registrant recognizes that the industry varies in the way it defines mid cap stocks and any single stock’s capitalization is a constantly changing number. That said, the Fund has chosen to utilize the middle three quintiles of the Russell universe (as reflected in the Russell 3000® Index) as a guide for selecting mid cap stocks because all three categories contain stocks generally accepted as mid cap in size. Looking to the Fund’s benchmark index, the Russell MidCap® Index (as of March 31, 2017): (i) the median market cap was $6.9 billion, which was within the medium/small quintile of the Russell universe; (ii) the largest stock was $58.2 billion, which was within the medium/large quintile of the Russell universe; and (iii) 96.9% of the Fund’s portfolio was comprised of 5.6% in the medium/large quintile, 60.7% in the medium quintile and 30.6% in the medium/small quintile. As an aside, Morningstar, Inc. has consistently categorized the Fund as mid cap (which is how the Fund was categorized as of December 31, 2016) based on its actual holdings. As such, Registrant continues to believe that the current 80% policy is appropriate for the Fund and its mid cap strategy.

The capitalization quintiles of the Russell 3000® Index are determined by Russell.

Comment No. 5

Global comment, Principal Investment Strategies & Principal Investment Risks. For Funds with “Sector Risk” disclosure, if a Fund is focused on certain sectors, identify those sectors in the Principal Investment Strategies section of the prospectus and identify the specific risks of those sectors in the Principal Investment Risks section of the prospectus. Consider adding to the Principal Investment Strategies section that the Fund may concentrate its investments in a particular sector.

Response

Both the Great-West U.S. Government Mortgage Securities Fund and Great-West Ariel Mid Cap Value Fund include sector risk disclosure.

The Great-West U.S. Government Mortgage Securities Fund includes a sector risk factor and specifically identifies government and mortgage-related securities. Since the Fund’s 80% policy is to invest in government mortgage-related securities and there is associated risk disclosure, Registrant believes the current disclosure is clear.

The Great-West Ariel Mid Cap Value Fund also includes a sector risk factor and specifically identifies the financial services and consumer discretionary sectors. Comment complied with by adding the following to the Principal lnvestment Strategies (emphasis added):

“The Fund seeks to invest in quality companies in industries in which the Sub-Adviser has expertise. These include the financial services and consumer discretionary sectors, in which the Fund often will invest a significant portion of its assets. The Fund will emphasize issuers that are believed to be undervalued but demonstrate a strong potential for growth. The Fund generally holds between 25-45 securities in its portfolio.”

Comment complied with by restating the Sector Risk factor in the Principal Investment Strategies as follows (emphasis added):

“Sector Risk - Sector risk is a possibility that certain sectors of the economy may underperform other sectors or the market as a whole. The Fund often will invest a significant portion of its assets in companies within the financial services and consumer discretionary sectors and its performance may suffer if these sectors underperform the overall stock market.”

Comment No. 6

Global comment, Tax Information. The first two sentences are too much disclosure for the summary section. Consider moving or abbreviating the disclosure.

Response

Comment complied with by deleting the first two sentences in the Tax Information section in the summary section.

Comment No. 7

Great-West Ariel Mid Cap Value Fund, More Information About the Fund’s Investments. The strategy states that the Fund normally invests at least 80% of its net assets in “equity securities.” Currently, the 80% policy in the summary prospectus states that the Fund normally invests at least 80% of its net assets in “securities.” Consider changing the 80% policy in the summary section to refer to “equity securities.”

Response

The 80% policy of the Fund in the Principal Investment Strategies section states that “The Fund will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities…” of issuers in certain market capitalization quintiles of the Russell 3000® Index.

In the More Information About the Fund’s Investment section under the Equity Securities heading, it states that “The Fund will normally invest at least 80% of its assets in equity securities. Therefore, the return on your investment will be based primarily on the risks and rewards of equity securities.”

While the 80% policy in the Principal Investment Strategies section does not include the word “equity,” we believe the disclosure is clear since it refers to securities of issuers within the Russell 3000 Index, all of which are equity securities. Registrant also notes that Rule 35d-1 does not require “equity” in the 80% policy given the Fund’s name. Revising the 80% policy in the Principal Investment Strategies section would require both Board of Directors approval as well as 60 days notice to shareholders, and Registrant does not believe that the potential benefit of adding the word “equity” merits such steps.

Comment No. 8

Global comment, More Information About the Fund’s Investments. In the Temporary Investment Strategies section, it states that the Funds may invest up to 100% of assets in money market instruments for temporary defensive purposes or as a cash reserve. Consider whether it is appropriate for the Funds to have the ability to invest 100% of assets in money market instruments as a cash reserve.

Response

The disclosure has been revised to remove the reference to the cash reserve.

Comment No. 9

Great-West Ariel Mid Cap Value Fund, Sub-Adviser. Under the heading Ariel Investments, LLC, it refers to the “day-to-day managers” of the Fund. The definition of portfolio manager in Item 5 of Form N-1A requires disclosure of the individuals who are “jointly and primarily responsible.” Confirm that both managers are jointly and primarily responsible or, if one of the managers is a lead portfolio manager, identify that individual as being primarily responsible for the management of the Fund.

Response

The Registrant confirms that each of the listed portfolio managers is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Comment No. 10

Great-West Bond Index Fund, Principal Investment Strategies. The 80% policy references the use of both replication as well sampling techniques in order to track the benchmark index. Clarify whether both replication as well as sampling techniques are used or whether one method can be used instead of the other.

In the second sentence of the Principal Investment Strategies, clarify how fixed income securities are used in sampling techniques to track the benchmark index.

Response

The benchmark index includes approximately 9300 securities, so it would be impractical for the Fund to fully replicate the benchmark index. The Fund invests 80% of its net assets in securities included in the benchmark index. Through sampling techniques, the portfolio managers select fixed income securities designed to give the Fund’s portfolio the same attributes as the benchmark index, including sector, yield, duration, credit quality and spread.

Registrant believes the 80% policy accurately reflects the strategy by describing the sampling techniques used and its purpose while not indicating that the strategy includes full replication of the securities in the benchmark index. However, the strategy does include replicating various attributes of the benchmark index.

Comment complied with by adding a new second sentence to the Principal Investment Strategies further clarifying the attributes of the benchmark index the sampling techniques are meant to replicate as set forth below:

“Attributes of the Benchmark Index the sampling techniques are designed to replicate include its sectors, yield, duration, credit quality and spread.”

Comment No. 11

Global comment. Confirm in response that derivatives are valued based on market value, not notional value, for purposes of the 80% policies.

Response

Registrant confirms that derivatives are valued based on market value, not notional value, for purposes of the 80% policies.

Comment No. 12

Great-West Bond Index Fund, Principal Investment Strategies. Disclose the maturity policy for the Fund and/or the benchmark index.

Response

Comment complied with by revising the disclosure as follows (emphasis added):

“The Benchmark Index covers the U.S. investment-grade bond market, including corporate, government and mortgage-backed securities, and includes securities with short-, medium-, and long-term maturities.”

Comment No. 13

Great-West Bond Index Fund, More Information About the Fund’s Investments. Under the Temporary Investment Strategies section, it states that the Fund may invest up to 100% of assets in money market instruments for temporary defensive purposes. Confirm that this index Fund has the ability to take such actions.

Response

Registrant has revised the disclosure to remove the Temporary Investment Strategies section for each of the index Funds.

Comment No. 14

Global comment, cover page of prospectuses. Confirm why Class L shares are not listed for certain prospectuses.

Response

While class IDs exist within EDGAR for the Class L shares of most Funds, not all Funds have issued Class L shares. For those Funds that have issued Class L shares, the Class L Ticker is on the cover page of the applicable prospectus.

Comment No. 15

Great-West Federated Bond Fund, Principal Investment Strategies. Disclose the maturity policy for the Fund.

With respect to bank loans, include in response how much the Fund was invested in bank loans as of a recent date.

Where the strategy references “domestic or foreign below investment-grade securities” include a reference to “junk bonds.”

Consider moving the last sentence of the Principal Investment Strategies, which states that there can be no assurance that the Fund’s use of derivative contracts will work as intended, to the Principal Investment Risks section.

Response

Registrant confirms that the Fund does not have a stated maturity policy and that the Fund is managed with no set duration parameters. Registrant notes that such information was included in the March 24, 2017 supplement to the Fund’s Principal Investment Strategies section of the prospectus1, as follows:

“The portfolio managers may lengthen or shorten duration from time to time based on their interest rate outlook; however, the Fund has no set duration parameters.”

With respect to bank loans, the Fund was not invested in bank loans as of December 31, 2016.

Comment complied with by adding “(“high yield-high risk” or “junk”)” following the reference to “non-investment grade fixed income securities”.

With respect to derivatives disclosure, comment complied with by moving the disclosure to the Derivatives Risk disclosure in the Principal Investment Risks section.

Comment No. 16

Great-West Federated Bond Fund, Principal Investment Risks. Add disclosure to the Bank Loan Risk disclosure that bank loan transactions may take longer than seven (7) days to settle.

Response

Comment complied with by adding the following disclosure to the Bank Loan Risk disclosure:

“In addition, bank loans may have trade settlement periods extending beyond seven days.”

Comment No. 17

Global Comment, Principal Investment Strategies & Principal Investment Risks. For Funds with Geographic Concentration Risk, consider adding disclosure to the Principal Investment Strategies that the Fund may be concentrated in particular countries. If a Fund’s holdings are currently concentrated in a particular geographic location, identify the location and associated specific risks.

Response

Registrant confirms that no Fund had over 25% of its net assets in a particular country as of December 31, 2016. While none of the Funds are currently concentrated in a particular country, certain Funds could become so in the future. Registrant will continue to monitor the holdings of the applicable Funds and revise the disclosure as necessary.

Comment No. 18

Great-West Federated Bond Fund, Portfolio Managers. An individual cannot be listed as a portfolio manager for a portion of the Fund. See IC Release 26533. Consider moving information in footnote to Item 10 disclosure.

Response

[1]	Registrant notes that the March 24, 2017 supplement also reflected that the Fund’s name changed from the Great-West Federated Bond Fund to the Great-West Core Bond Fund.

The Registrant confirms that each of the listed portfolio managers is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. However, the Registrant believes that the current disclosure regarding the portfolio managers satisfies the requirements of Item 5(b) of Form N-1A, which requires that each member of a group of persons associated with the Fund or an investment adviser of the Fund who is jointly and primarily responsible for the day-to-day management of the portfolio be listed, and Item 10(a)(2) of Form N-1A, which requires, in part, that a person’s role on an investment committee team, or other group be described, including a description of any limitations on the person’s role. Here, the Registrant has described any limitations on the relevant person’s role, by disclosing that Ihab Salib’s and Mark E. Durbiano’s roles as portfolio managers with respect to the emerging markets and high-yield portions only, respectively, of the Fund managed by Federated in order to comply with the requirements of Item 10(a)(2).

Comment No. 19

Great-West Goldman Sachs Mid Cap Value Fund, Principal Investment Strategies. The second sentence states that “Most of these issuers” will have market capitalizations “similar to that of” the range of the market capitalization range of companies in its benchmark index. Consider whether “Most” should be changed to “All” and whether “similar to that of” should be changed to “within.”

Response

Comment complied with by restating the sentence as follows:

“For purposes of the Fund’s 80% policy, these issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.”

Comment No. 20

Great-West Goldman Sachs Mid Cap Value Fund, Principal Investment Strategies. The 80% policy refers to foreign issuers that are traded in the United States. The Principal Investments Risks include Depositary Receipts Risk disclosure. If the strategy and risk disclosure are both referring to depositary receipts, consider clarifying in the Principal Investment Strategies that the reference to foreign issuers that are traded in the United States is referring to depositary receipts.

The Foreign Securities Risk disclosure includes reference to emerging markets securities. Consider whether the ability to invest in emerging markets securities should be added to the Principal Investment Strategies for the Fund.

Response

Registrant confirms that the disclosure related to investing in foreign issuers that are traded in the United States includes both depositary receipts as well as securities of foreign issuers that are purchased other than through depositary receipts. As such, Registrant believes the current disclosure accurately describes the strategy. In addition, revising the 80% policy in the Principal Investment Strategies section would require both Board of Directors’ approval as well as 60 days notice to shareholders, and Registrant does not believe that the potential benefit of further clarifying the disclosure merits such steps.

Registrant confirms that the Fund does not invest in emerging markets securities as part of its principal investment strategies. However, Registrant believes the Foreign Securities Risk disclosure is appropriate in the event the Fund invests in emerging markets securities in the future. If and when investments in emerging markets become a principal investment strategy of the Fund, Registrant will revise the disclosure accordingly.

Comment No. 21

Global comment, Principal Investment Risks. For Funds with Portfolio Turnover Risk, consider disclosure in Principal Investment Strategies related to Fund’s ability to engage in frequent trading, if applicable.

Response

Comment complied with by adding the following disclosure to the Principal Investment Strategies of the Great-West Goldman Sachs Mid Cap Value Fund:

“The Fund may engage in active and frequent trading of its portfolio securities.”

Comment No. 22

Great-West Government Money Market Fund, Principal Investment Strategies. Add an 80% policy related to government securities pursuant to Rule 35d-1.

Response

Comment complied with by adding the following 80% policy to the Principal Investment Strategies:

“The Fund will, under normal circumstances, invest at least 80% of its net assets in government securities.”

Comment No. 23

Great-West Government Money Market Fund, More Information About the Fund’s Investments. The disclosure states that all percentage limitations relating to the Fund’s investment strategies are applied at the time the Fund acquires a security.

Pursuant to Money Market Fund FAQ #51, exclude from above disclosure the 99.5% limitation, which must be applied each time the Fund makes an investment.

Response

Registrant believes the current disclosure that investment limitations are applied at the time a Fund acquires a security is consistent Money Market Fund FAQ #51, which provides that a government money market fund should determine that it meets the 99.5% requirement each time it acquires a portfolio security.

Comment No. 24

Global comment, Fees and Expenses of the Fund. For Funds with the ability to invest in ETFs as part of their Principal Investment Strategies, consider whether the Funds’ investments in ETFs trigger the requirement to include Acquired Fund Fees and Expenses in the fee tables.

Response

While many of the Funds have the ability to invest in ETFs pursuant to their Principal Investment Strategies, as of December 31, 2016, only the Great-West SecureFoundation® Balanced ETF Fund was invested in ETFs. The Great-West SecureFoundation® Balanced ETF Fund invests substantially all of its assets in ETFs and includes Acquired Fund Fees and Expenses in its fee table.

Comment No. 25

Global comment, Index Funds, Principal Investment Strategies. Disclose (in summary or Item 9) the rebalance and reconstitution process for the benchmark index, including the frequency of each, as well as a brief description of how/when the benchmark index changes.

Response

Comment complied with by adding the following disclosures in the Item 9 disclosure for each of the Funds as noted:

Great-West Bond Index Fund:

“The Benchmark Index included over 9300 securities as of March 31, 2017. The Benchmark Index is rebalanced monthly on the last business day of each month. The Index maintains two universes of securities: a fixed set of securities and a dynamic set of securities. The fixed set of securities is determined at the beginning of each month and is not reset until the beginning of the next month. These securities are used to calculate the monthly Benchmark Index returns. The dynamic set of securities is a forward-looking projection that changes daily to reflect issues dropping out of and entering the Benchmark Index. Bonds may enter or fall out of the Benchmark Index on a daily basis, but only affect the composition at the end of the month when the Benchmark Index is rebalanced.”

Great-West S&P Mid Cap 400 Index Fund:

“The Benchmark Index typically includes approximately 400 securities. Changes to the Benchmark Index are made on an as-needed basis. Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented. Changes in a company’s total shares outstanding of 5% or more due to public offerings and acquisitions are made as soon as reasonably possible. Other changes of 5% or more are made weekly. All other share changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.”

Great-West S&P 500 Index Fund:

“The Benchmark Index typically includes approximately 500 securities. Changes to the Benchmark Index are made on an as-needed basis. Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented. Changes in a company’s total shares outstanding of 5% or more due to public offerings and acquisitions are made as soon as reasonably possible. Other changes of 5% or more are made weekly. All other share changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.”

Great-West S&P Small Cap 600 Index Fund:

“The Benchmark Index typically includes approximately 600 securities. Changes to the Benchmark Index are made on an as-needed basis. Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented. Changes in a company’s total shares outstanding of 5% or more due to public offerings and acquisitions are made as soon as reasonably possible. Other changes of 5% or more are made weekly. All other share changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.”

Great-West Stock Index Fund:

“The Benchmark Index is the S&P 500® Index and S&P MidCap 400® Index, weighted according to their pro rata share of the market. The Benchmark Index typically includes approximately 900 securities. Changes to the S&P 500® Index and S&P MidCap 400® Index are made on an as-needed basis. Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented. Changes in a company’s total shares outstanding of 5% or more due to public offerings and acquisitions are made as soon as reasonably possible. Other changes of 5% or more are made weekly. All other share changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.”

Great-West International Index Fund:

“The Benchmark Index included 929 securities as of March 31, 2017. The Benchmark Index is reviewed quarterly. During the reviews in May and November, the Benchmark Index is updated to reflect new companies and securities, changes in the classifications of existing companies and securities, and updates to foreign inclusion factors and number of shares. During the reviews in February and August, the Benchmark Index is updated to include significant new eligible securities, reflect significant moves of companies across size segments, and reflect the impact of significant market events on foreign inclusion factors and number of shares. Event-related changes are generally reflected in the Benchmark Index as they occur.”

Great-West Real Estate Index Fund:

“The Benchmark Index included 105 securities as of March 31, 2017. The Benchmark Index is rebalanced quarterly after the close of trading on the third Friday in March, June, September, and December. The rebalancing process includes the adjustment of composition to reflect companies added to and removed from the Benchmark Index and the adjustment of shares. Generally no companies are added to the Benchmark Index between rebalancing except for spin-offs. Between quarterly rebalancings, a company can be deleted from the Benchmark Index due to corporate events such as mergers, acquisitions, delistings, or bankruptcies.”

Comment No. 26

Global comment, Index Funds, Principal Investment Strategies. For each Fund disclose the number of securities or range of number of securities for each index.

Response

Comment complied with by disclosing the number of securities or range of number of securities for each index Fund as set forth in the response to Comment No. 25.

Comment No. 27

Global comment, Index Funds, Principal Investment Risks. Consider including a Passive Investment Risk factor.

Consider removing Management Risk disclosure if the Fund does not include sampling techniques in order to replicate the returns of the index.

Response

Comment complied with by restating the “Index Risk” disclosure in the summary and Item 9 disclosure of Principal Investment Risks as follows:

Summary disclosure:

Index Risk - It is possible the Benchmark Index may perform unfavorably and/or underperform the market as a whole. The Fund is not actively managed and the portfolio managers do not attempt to take defensive positions in declining markets. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

Item 9 disclosure:

Index Risk - It is possible the Benchmark Index may perform unfavorably and/or underperform the market as a whole. As a result, it is possible that the Fund could have poor investment results even if it is tracking closely the return of the Benchmark Index, because the adverse performance of a particular security normally will not result in eliminating the security from the Fund. The Fund is not actively managed and the portfolio managers do not attempt to take defensive positions in declining markets. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

Comment complied with by removing the Management Risk disclosure for the index Funds that fully replicate the benchmark index and do not use sampling techniques in order to do so. The Management Risk disclosure has been retained for the Great-West Bond Index Fund.

Comment No. 28

Great-West Invesco Small Cap Value Fund, Principal Investment Strategies. Consider clarifying that the year-end number included represents the top of the market capitalization range of the Russell 2000 Value Index.

Response

Registrant notes that the year-end number included in the Principal Investment Strategies is not necessarily the market capitalization of the largest company in the Russell 2000 Value Index as of the date indicated. As of December 31, 2016, $5.5 billion, which will be included in the prospectus dated May 1, 2017, excludes the two largest companies by market capitalization in the Russell 2000 Value Index (one with a market capitalization of $6.3 billion and the other with a market capitalization of $10.6 billion).

Comment No. 29

Great-West Loomis Sayles Bond Fund, Principal Investment Strategies. The 80% policy states that the Fund will invest 80% of net assets in fixed income securities. Consider disclosing the types of fixed income securities in which the Fund may invest.

Disclose the Fund’s maturity policy.

With respect to bank loans, disclose in response how much the Fund was invested in bank loans as of a recent date.

The Foreign Securities Risk disclosure includes reference to emerging markets securities. Consider whether the ability to invest in emerging markets securities should be added to the Principal Investment Strategies for the Fund.

Response

The Fund’s 80% policy of investing 80% of net assets in fixed income securities is consistent with the Fund’s name and Rule 35d-1. As such, Registrant believes the current disclosure is appropriate as the Fund’s strategy is intended to allow for flexibility in the types of fixed income securities in which it can invest.

Registrant confirms that the Fund does not have a stated maturity policy and that the Fund is managed with no set duration parameters. Registrant has added the following to the Principal Investment Strategies:

“The portfolio managers may lengthen or shorten duration from time to time based on their interest rate outlook; however, the Fund has no set duration parameters.”

The Fund was not invested in bank loans as of December 31, 2016.

Registrant confirms that the Fund does not invest in emerging markets securities as part of its principal investment strategies. However, Registrant believes the Foreign Securities Risk disclosure is appropriate in the event the Fund invests in emerging markets securities in the future. If and when investments in emerging markets become a principal investment strategy of the Fund, Registrant will revise the disclosure accordingly.

Comment No. 30

Global comment, Advisory Fees. Item 10(a)(1)(ii) requires disclosure of the fee paid to the adviser for the most recent fiscal year as a percentage of net assets. For the Funds with breakpoints, disclose the actual rate paid, not just the rate schedule.

Response

One of the purposes of the filing of PEA 143 was to reflect the implementation of management fee breakpoints for certain Funds effective May 1, 2017. Prior to May 1, 2017, only the Great-West Multi-Manager Large Cap Growth Fund had management fee breakpoints and its assets did not exceed the first breakpoint in 2016.

Comment complied with by disclosing both the management fee schedule as well as the effective advisory fee paid for the period ended December 31, 2016.

Comment No. 31

Global comment, Performance. The disclosure for certain Funds references comparison to two broad-based securities market indices. While more than one index can be shown in performance tables, only one index can be identified as the broad-based securities market index.

Response

Comment complied with by restating the applicable disclosure as follows:

“The bar chart and table below provide an indication of the risk of investment in the Fund by showing changes in the performance of the Fund’s Investor Class for the last ten calendar years and comparing its average annual total return to the performance of a broad-based securities market index and a secondary index.”

Comment No. 32

Global comment, Principal Investment Strategies & Principal Investment Risks. For those Funds that may invest in convertible securities as part of their principal investment strategies, if they include contingent convertible securities (COCOs), include disclosure in the Principal Investment Strategies and Principal Investment Risks.

Response

Registrant confirms that two Funds held contingent convertible securities (“COCOs”) in small percentages as of December 31, 2016 (0.05% and 3% of assets). Registrant also confirms that investments in COCOs are not considered a principal investment strategy for either Fund.

Registrant will include additional disclosure regarding COCOs in the SAI.

Comment No. 33

Great-West Multi-Manager Large Cap Growth Fund, Principal Investment Strategies. The 80% policy includes securities with market capitalizations of $4 billion or more at the time of purchase. Explain in response why $4 billion is the appropriate lower limit for a large cap fund.

Response

The Fund compares its returns to the S&P 500 Index as well as the Russell 1000 Growth Index, both of which are large cap market indices. As of December 31, 2016, the S&P 500 Index included securities with market capitalizations beginning at $2.82 billion. As of December 31, 2016, the Russell 1000 Growth Index included securities with market capitalizations beginning at $643 million. Accordingly, Registrant believes the $4 billion lower limit is appropriate for the Fund’s strategy. The Fund may invest in securities with market capitalizations under $4 billion outside of its 80% policies.

Comment No. 34

Great-West Multi-Manager Small Cap Growth Fund, Principal Investment Strategies. The 80% policy states that the Fund will invest in small cap companies within the range of the Russell 2000 Index and includes the top of the index’s range as of December 31, 2016. Consider also disclosing the bottom of the index’s range as of the same date.

Response

The Fund’s 80% policy is to invest at least 80% of its net assets in equity securities of small capitalization companies, which is defined to be companies with market capitalizations within or below the range of the Russell 2000® Index at the time of purchase (emphasis added). The inclusion of “within and below” clarifies that any sized company below the top of the market capitalization range of the Russell 2000® Index, including companies below the bottom of the market capitalization range, is included within the 80% policy. As such, Registrant believes including the bottom of the market capitalization range for the Russell 2000® Index may lead to confusion by shareholders.

Comment No. 35

Great-West Putnam Equity Income Fund, Principal Investment Strategies. Disclose that the 80% policy also includes borrowings for investment purposes.

Response

Comment complied with by adding the following sentence to the Principal Investment Strategies:

“For purposes of the Fund’s 80% policy, “net assets” means net assets plus the amount of any borrowings for investment purposes.”

Comment No. 36

Great-West Putnam High Yield Bond Fund, Principal Investment Strategies. Disclose the Fund’s maturity policy. The Principal Investment Strategy states that the Fund may lend portfolio securities. Confirm whether securities lending is a principal investment strategy of the Fund.

The Fund’s 80% policy includes preferred stock. Consider whether preferred stock is appropriate for the 80% policy of a bond fund.

Response

Comment complied with by adding the following disclosure to the Principal Investment Strategies:

“The Fund invests in securities that have intermediate to long-term maturities (three years or longer).”

The reference to lending portfolio securities has been removed from the Principal Investment Strategies.

Registrant confirms that preferred stock is not counted toward the 80% policy. Revising the 80% policy in the Principal Investment Strategies section would require both Board of Directors approval as well as 60 days notice to shareholders, and Registrant does not believe that the potential benefit of removing the reference merits such steps.

Comment No. 37

Great-West Real Estate Index Fund, Principal Investment Strategies. Disclose whether the Fund uses replication, representative sampling, or both, in order to track the benchmark index.

Consistent with the Industry Concentration Risk disclosure, disclose in Principal Investment Strategies that the Fund may concentrate its investments in REITs.

Consistent with the Small and Medium Size Company Securities Risk disclosure, disclose in the Principal Investment Strategies that issuers of REITs include small and medium size companies or issuers of any market capitalization, if applicable.

Response

Comments complied with by revising the Principal Investment Strategies as follows (emphasis added):

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities included in the Dow Jones U.S. Select REIT IndexSM (the “Benchmark Index”). The Fund will seek investment results that track the total return of the stocks that comprise the Benchmark Index by owning the stocks contained in the Benchmark Index in as close as possible a proportion of the Fund as each stock’s weight in the Benchmark Index. This may be accomplished through ownership of all the stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts and options on futures contracts, and exchange-traded funds that seek to track the Benchmark Index. The portfolio managers may also use various techniques, such as buying and selling futures contracts, swaps, and exchange-traded funds, for cash management purposes.

The Benchmark Index is a market capitalization-weighted index of publicly traded equity REITs. As such, the Fund concentrates its assets in REIT stocks, which may include companies with small and medium size market capitalizations.”

Comment No. 38

Global comment, Principal Investment Strategies. For those Funds that may invest in mortgage-backed securities, disclose in response how much the Fund was invested in non-agency mortgage-backed securities as of a recent date.

Response

As of December 31, 2016, the following Funds were invested in non-agency mortgage-backed securities in the percentages indicated:

Great-West Bond Index Fund – 1.03%

Great-West Federated Bond Fund – 2.31%

Great-West Loomis Sayles Bond Fund – 0.08%

Great-West Short Duration Bond Fund – 3.90%

Great-West U.S. Government Mortgage Securities Fund – 1.40%

Comment No. 39

Great-West Stock Index Fund, Principal Investment Strategies. Disclose who creates the benchmark index from the S&P 500 Index and S&P Mid Cap 400 Index, the adviser or the sub-adviser.

Disclose the weighting of the S&P Mid Cap 400 Index similar to the market capitalization weighted disclosure for the S&P 500 Index.

Response

The Benchmark Index is the S&P 500® Index and S&P MidCap 400® Index, weighted according to their pro rata share of the market. The Sub-Adviser attempts to fully replicate the Benchmark Index by owning each of the approximately 900 securities that comprise the S&P 500® Index and S&P MidCap 400® Index in the applicable weighting. The Adviser calculates the performance of the Benchmark Index.

Comment complied with by revising the disclosure regarding the S&P MidCap 400® Index as follows (emphasis added):

“The S&P MidCap 400® Index is a market capitalization-weighted index comprised of 400 stocks representing companies in the middle tier of U.S. stock market capitalization.”

Comment No. 40

Great-West T. Rowe Price Equity Income Fund, Principal Investment Strategies & Principal Investment Risks. In the 4th paragraph, consider whether the reference to “expects that” should be changed to “aims to” or “or seeks to.”

Update the disclosure to “non-investment grade fixed income securities” to include reference to “junk” bonds. Consider whether there should be an associated risk disclosure.

Response

Comment complied with by restating the disclosure as follows:

“The Fund generally seeks investments in large-capitalization companies. The Sub-Adviser seeks a yield, which reflects the level of dividends paid by the Fund, that exceeds the yield of the S&P 500® Index.”

Comment complied with by adding “(“high yield-high risk” or “junk”)” following the reference to “non-investment grade fixed income securities”.

While the Fund’s Principal Investment Strategies reserve the ability to invest up to 10% of its total assets in non-investment grade fixed income securities, the Fund currently does not invest in such securities as part of its Principal Investment Strategy. Registrant will continue to monitor the Fund’s holdings and revise the Principal Investment Risk disclosure as necessary. Registrant also notes that the Fund’s Item 9 disclosure includes additional information about non-investment grade fixed income securities.

Comment No. 41

Great-West T. Rowe Price Mid Cap Growth Fund, Principal Investment Strategies & Principal Investment Risks. Update the disclosure to “non-investment grade fixed income securities” to include reference to “junk” bonds. Consider whether there should be an associated risk disclosure.

Response

Comment complied with by adding “(“high yield-high risk” or “junk”)” following the reference to “non-investment grade fixed income securities”.

While the Fund’s Principal Investment Strategies reserve the ability to invest up to 10% of its total assets in non-investment grade fixed income securities, the Fund currently does not invest in such securities as part of its Principal Investment Strategy. Registrant will continue to monitor the Fund’s holdings and revise the Principal Investment Risk disclosure as necessary. Registrant also notes that the Fund’s Item 9 disclosure includes additional information about non-investment grade fixed income securities.

Comment No. 42

Great-West Templeton Global Bond Fund, Principal Investment Strategies. The Fund’s name includes “global” and the Principal Investment Strategies indicate the Fund will invest in issuers of at least three countries, including the U.S. Consider disclosing a minimum percentage of net assets the Fund will invest in non-U.S. issuers.

Response

Registrant notes that the Fund’s Item 9 disclosure states that “Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities.”    Comment complied with by revising the disclosure as set forth below and including the disclosure in the summary section of the Principal Investment Strategies as well:

“Under normal circumstances, the Fund will invest at least 40% of its net assets in non-U.S. issuers.”

Comment No. 43

Great-West U.S. Government Mortgage Securities Fund, Principal Investment Strategies. The strategy states that CMOS may be issued by private issuers and collateralized by securities issued or guaranteed by (i) the U.S. Government, (ii) agencies or instrumentalities of the U.S. Government, or (iii) private originators. Confirm CMOs issued by private issuers and collateralized by securities issued by private originators are not included in the 80% policy.

Clarify that commercial mortgage-backed securities, asset-backed securities, and investment grade corporate bonds are not included in the 80% policy.

Disclose credit and maturity policies of the Fund.

Response

Registrant confirms that CMOs issued by private issuers and collateralized by securities issued by private originators are not included in the 80% policy.

Registrant notes that commercial mortgage-backed securities are included in the 80% policy when issued by an agency or instrumentality of the U.S. Government. Asset-backed securities and investment grade corporate bonds are not included in the 80% bucket since they are not mortgage-related securities.

Registrant notes that the Board of Directors has approved changes to the name of the Fund as well as the Fund’s 80% policy. The Fund’s name will become the Great-West U.S. Government Securities Fund and the Fund’s 80% policy will be to “…invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities that have been issued or guaranteed by the U.S. Government or its agencies or instrumentalities.” Sixty (60) days notice of the change to the 80% policy will be provided to shareholders and the changes will be effective in July 2017. The amended Principal Investment Strategies include the maturity policy for the Fund and discloses that the Fund primarily invests in investment grade securities.

Comment No. 44

Statement of Additional Information, Fundamental Policies. Consider whether the reference in the Industry Concentration policy to “net assets” should instead refer to “total assets.”

Confirm the Funds look through private activity municipal debt whose principal and interest payments come principally from the assets and revenues of a non-government entity in order to determine the industry the debt should be allocated to for the Industry Concentration policy.

Response

Registrant notes that the Industry Concentration Policy is fundamental and that changing “net assets” to “total assets” would require shareholder approval, and Registrant does not believe the benefit making the change merits such steps.

Registrant also confirms that, in the event the Funds do invest in private activity municipal debt in the future, the Funds will, to the extent feasible, look through private activity municipal debt whose principal and interest payments come principally from the assets and revenues of a non-government entity in order to determine the industry the debt should be allocated to for the Industry Concentration policy.

Comment No. 45

Global comment, Index Funds, Principal Investment Strategies & Principal Investment Risks. The Industry Concentration policy in the SAI states that each Index Fund may concentrate its investments in a particular industry or group of industries to approximately the same extent as its benchmark index is so concentrated. Consider including disclosure in Item 4(a) disclosure of the prospectuses, and if currently concentrated, identify the specific industry and any corresponding risk disclosures.

Response

Registrant believes the current disclosure is clear that each Index Fund concentrates its investments in the securities comprising the applicable benchmark index, and that the related risks are appropriately disclosed. Registrant notes that, pursuant to Comment No. 37, Registrant revised the Principal Investment Strategies for the Great-West Real Estate Index to clarify that the Fund concentrates its investments in REITs.

Comment No. 46

Statement of Additional Information. Disclose in SAI that assets allocated to bank loans where the Fund does not assume a contractual lending relationship with the borrower should be considered an investment in the industry of the financial intermediary and the borrower.

Response

Comment complied with by adding the disclosure to the Bank Loans description within the Investment Policies and Practices section of the SAI.

Please direct any question or comment regarding Amendment No. 144 to me at (303) 737-4675 or to Renee Hardt at Vedder Price P.C. at (312) 609-7616.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Vice President, Counsel & Secretary

cc:	Renee Hardt, Esq., Vedder Price P.C.